Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: March 28, 2023

Triggered with Donald Trump Jr. – Excerpt of Interview with Donald Trump Jr. and Michael Seifert

Triggered with Donald Trump Jr.

March 27, 2023

Donald Trump Jr: And with that, folks, we’re going to Michael Seifert, who did start a trend for people to be able to find how to support other businesses like you at home, when you travel, when you're on the road. Give these guys the business. This is the breakthrough. The first, really, in the Patriot economy. I'd love for there not to be two separate economies. I'd love for there not to be divergent interests. I'd love for all of those things to happen but so long as half of woke corporate America, and probably a lot more, would put us in the gulags. You'll call it like peaceful protesters. From terrorists, mothers, concerned parents, domestic terrorists, for going to a school board meeting and not wanting their children indoctrinated with, you know, BLM and you know DEI nonsense, but maybe like…learn math instead. Support those companies. You're gonna like this interview with Michael Seifert. He's a great guy, he's become a great friend. I'm gonna do whatever I can to help him and PublicSq. grow and really get that dual economy going until the other side is willing to not be political, to not hate your guts, to not hate your freedoms, your religion, your values. Until they're willing to not jam their woke bullshit down your throats. We got to play and the way to play is by voting with your wallet. So guys, check out this interview. I think you're gonna love it.

[…]

Donald Trump Jr.: I think what's really exciting and, you know, last week announced going -- you guys are gonna have going public. I mean, talk about that a little bit. Because again, I think there's a couple parts of that that's awesome. It allows people to partake, uh, in this, beyond even just looking at the business, but, you know, sort of -- support companies that are doing this -- that are sharing their values growing, but also, you know, allow them to partake in that financially and really help boost the entire notion of that Patriot economy. And I've been talking about it for like -- that's the, you know, that's the last frontier of business, frankly, in America, which is like, people and the insanity of the left is also helping us every day, right?

Michael Seifert: Oh, yeah.

Donald Trump Jr.: Because we used to be like, I don't know, I guess live and let live like, but now it's so flagrant. It's so insane. It's so in your face. It's so aggressive and visceral, that I was like, oh, man, we have to go and put forward that little extra effort. And, I mean, I think that's working out great. I've been talking about that story, because I think it lets everyone also figure out a way to partake if, you know, if they already figured out their coffee shop if they already you know, if they're already doing this, this is another way for them to play in this and help ensure its success along with you know, honestly the future of their belief system which has been under attack for a long time.

Michael Seifert: Yeah. Well, it has been and our goal from the beginning is that this company would be by the people for the people, we the people. And the one thing that's been tough is that while our community has been built by we the people we're not owned by we the people. We have an amazing group of investors that I cherish so dearly because they've wanted to put their money where their values are and invest in a company and create this company with their capital that would change the country for generations to come. But I've been really, really excited also to expand that investor base to have we the people own the company and one of the only ways you can really do that is by going public. So people have a lot of problems with going public that are totally merited. I do too. But we figured you know, what if we could find the right deal and the right circumstances to where control was ensured, and we had the right parameters in place legally to make sure that we had the mission protected over the long haul, going public would provide an incredible outlet for “we the people” to actually own the company, to have ten bucks in shares of PublicSq., to gift shares, to show up at Christmas and say, “You know what nephew, I bought your shares in a company that's changing the country.” That's our desire. Because ultimately, I want people to be able to profit off of the mission that they created. We did not create this mission. If it was just us, we'd still be in San Diego with a small rinky dinky website. That'd be it. We the people were the ones that actually took this to the country. We have an amazing network of ambassadors that have spread this out all over the nation and their local cities are knocking on businesses, inviting them to the platform. It's phenomenal to watch. I want those people to actually own the company. So, we did -- we announced this week that we're going public with a great team through a SPAC, it's called Colombier, is the SPAC. $CLBR on the New York Stock Exchange. It's an amazing team run by a guy named Omeed Malik and we have a lot of hope for the future here. We're expected to close in Q3, and that'll be the start of a new chapter for us as a company. It will equip the company with capital that we believe will help us grow off into the future. And we really want to prove to the nation that this is not just a momentary movement. This is a lasting mission that will actually overtake. You described it earlier, Don. It'll overtake some of the corporate giants today that have gotten in bed with the Biden regime. There are companies that will feel the pain of loss of profits, the more that they abuse your values. Banking is absurd to me that a bank would ever say someone of great financial mean, but he disagrees with my politics, so I'm going to remove him, eventually that's going to catch up to them, because there's gonna be a new Patriot economy that emerges. And we're really grateful to be the tip of the spear there. And so yeah, and so it's a fun chapter for us, Don, it's exciting times. And if you're a consumer, you can join at PublicSq.com, if you're business you can join there as well, PublicSq.com. Or you can download the app on the App Store, Google Play. And if you're someone who really wants to own this Patriot economy, this new chapter is a great way for you to do that.

Donald Trump Jr.: Yeah, and I think that's an important thing - that you mentioned sort of the control side, right?

Michael Seifert: Yes.

Donald Trump Jr.: I think some people have that concern of like, well, if you go public, could then, you know, the big institutions…

Michael Seifert: Yeah.

Donald Trump Jr.: No, the reality is you've actually set it up so that there's always sort of control back with you, the team so there's no one, like Mike Bloomberg can come in and buy it all control it and say “Haha, we'll take your money.”

Michael Seifert: Yup.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.'s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.'s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.